EXHIBIT 19

FINANCIAL STATEMENTS — UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

(in thousands, except per share amounts)

	Three Months Ended
	March 31,
	2012	2011

Net sales	$1,304,822	$1,324,428
Cost of products sold	1,073,847	1,094,575

Gross profit	230,975	229,853

Operating expenses:
Selling, general and administrative expenses	129,246	126,175
Research and development	10,903	7,587
Facility consolidation and other costs	8,348	—
Other operating (income) expense, net	(6,035)	(7,061)

Operating income	88,513	103,152

Interest expense	20,456	18,336
Other non-operating (income) expense, net	187	1,720

Income before income taxes	67,870	83,096

Provision for income taxes	23,900	30,300

Net income	43,970	52,796

Less: Net income attributable to noncontrolling interests	—	1,586

Net income attributable to Bemis Company, Inc.	$43,970	$51,210

Comprehensive income attributable to Bemis Company, Inc.	$86,269	$86,555

Basic earnings per share	$0.42	$0.47

Diluted earnings per share	$0.42	$0.47

Cash dividends paid per share	$0.25	$0.24

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(dollars in thousands, except share amounts)

	March 31,	December 31,
	2012	2011

ASSETS

Cash and cash equivalents	$112,985	$109,796
Accounts receivable, net	702,107	665,402
Inventories	681,271	646,058
Prepaid expenses and other current assets	134,722	127,755
Total current assets	1,631,085	1,549,011

Property and equipment, net	1,422,673	1,440,889

Goodwill	1,055,641	1,048,469
Other intangible assets, net	219,373	222,475
Deferred charges and other assets	62,345	59,600
Total other long-term assets	1,337,359	1,330,544

TOTAL ASSETS	$4,391,117	$4,320,444

LIABILITIES

Current portion of long-term debt	$13,052	$13,411
Short-term borrowings	2,733	1,740
Accounts payable	429,134	415,786
Accrued salaries and wages	98,124	95,774
Accrued income and other taxes	26,629	23,854
Other current liabilities	118,483	131,400
Total current liabilities	688,155	681,965

Long-term debt, less current portion	1,552,168	1,554,750
Deferred taxes	181,790	175,585
Other liabilities and deferred credits	324,058	326,041
Total Liabilities	2,746,171	2,738,341

EQUITY

Bemis Company, Inc. shareholders’ equity:
Common stock issued (127,045,576 and 126,937,817 shares)	12,705	12,694
Capital in excess of par value	535,496	532,441
Retained earnings	1,850,371	1,832,893
Accumulated other comprehensive income (loss)	(48,445)	(90,744)
Common stock held in treasury (23,953,971 shares at cost)	(705,181)	(705,181)
Total Equity	1,644,946	1,582,103

TOTAL LIABILITIES AND EQUITY	$4,391,117	$4,320,444

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Three Months Ended
	March 31,
	2012	2011

Cash flows from operating activities
Net income	$43,970	$52,796
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	54,978	55,593
Excess tax (benefit) expense from share-based payment arrangements	203	(431)
Share-based compensation	4,885	4,680
Deferred income taxes	2,371	6,416
Income of unconsolidated affiliated company	(644)	(823)
Loss (gain) on sale of property and equipment	(333)	780
Net facility consolidation and other costs	350	—
Changes in working capital, excluding effect of acquisitions	(62,414)	(132,516)
Net change in deferred charges and credits	5,454	5,193

Net cash provided by (used in) operating activities	48,820	(8,312)

Cash flows from investing activities
Additions to property and equipment	(23,677)	(27,917)
Business acquisitions and adjustments, net of cash acquired	—	(15,826)
Proceeds from sale of property and equipment	1,298	658

Net cash used in investing activities	(22,379)	(43,085)

Cash flows from financing activities
Repayment of long-term debt	(1,124)	(91)
Net borrowing (repayment) of commercial paper	4,500	133,300
Net borrowing (repayment) of short-term debt	993	89
Cash dividends paid to shareholders	(26,086)	(26,104)
Common stock purchased for the treasury	—	(54,345)
Purchase of subsidiary shares of noncontrolling interests	—	(380)
Excess tax benefit (expense) from share-based payment arrangements	(203)	431
Stock incentive programs and related withholdings	(1,616)	(3,457)

Net cash (used in) provided by financing activities	(23,536)	49,443

Effect of exchange rates on cash and cash equivalents	284	(2,385)

Net increase (decrease) in cash and cash equivalents	3,189	(4,339)

Cash and cash equivalents balance at beginning of year	109,796	60,404

Cash and cash equivalents balance at end of period	$112,985	$56,065

Supplemental disclosure of cash flow information
Business acquisitions and adjustments, net of cash acquired:
Working capital acquired, net	$(54)	$16,034
Goodwill and intangible assets acquired, net	192	(858)
Fixed and other long-term assets	(138)	961
Deferred taxes and other liabilities	—	(311)
Cash used for acquisitions	$—	$15,826

Interest paid during the period	$26,185	$26,230
Income taxes paid during the period	$22,887	$17,707

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF EQUITY

(dollars in thousands, except per share amounts)

	Bemis Company, Inc. Shareholders
				Accumulated
		Capital In		Other	Common
	Common	Excess of	Retained	Comprehensive	Stock Held	Noncontrolling
	Stock	Par Value	Earnings	Income (Loss)	In Treasury	Interests	Total

Balance at December 31, 2010	$12,663	$568,035	$1,751,908	$91,117	$(544,100)	$47,809	$1,927,432

Net income			51,210			1,586	52,796
Unrecognized gain reclassified to earnings, net of tax of $84				(132)			(132)
Translation adjustment				31,580		716	32,296
Pension and other post retirement liability adjustment, net of tax effect of $2,240				3,897			3,897
Total comprehensive income							88,857
Cash dividends declared on common stock ($0.24 per share)			(26,463)				(26,463)
Stock incentive programs and related tax withholdings (202,879 shares)	20	(3,477)					(3,457)
Excess tax benefit from share- based compensation arrangements		431					431
Share-based compensation		4,680					4,680
Purchase of subsidiary shares from noncontrolling interests		(170)				(210)	(380)
Purchase of 1,675,731 shares of common stock					(54,345)		(54,345)
Balance at March 31, 2011	$12,683	$569,499	$1,776,655	$126,462	$(598,445)	$49,901	$1,936,755

Balance at December 31, 2011	$12,694	$532,441	$1,832,893	$(90,744)	$(705,181)	$—	$1,582,103

Net income			43,970				43,970
Unrecognized gain reclassified to earnings, net of tax of $84				(132)			(132)
Translation adjustment				35,874			35,874
Pension and other postretirement liability adjustment, net of tax effect of $3,720				6,557			6,557
Total comprehensive income							86,269
Cash dividends declared on common stock $0.25 per share			(26,492)				(26,492)
Stock incentive programs and related tax effects (107,759 shares)	11	(1,627)					(1,616)
Excess tax benefit (expense) from share-based payment arrangements		(203)					(203)
Share-based compensation		4,885					4,885
Balance at March 31, 2012	$12,705	$535,496	$1,850,371	$(48,445)	$(705,181)	$—	$1,644,946

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by Bemis Company, Inc. (the Company) in accordance with accounting principles for interim financial information generally accepted in the United States and with the instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.  It is management’s opinion, however, that all material adjustments (consisting of normal recurring accruals) have been made which are necessary for a fair financial statement presentation.  Certain prior year amounts have been reclassified to conform to current year presentation.  For further information, refer to the consolidated financial statements and footnotes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

Note 2 — New Accounting Guidance

Balance Sheet Disclosure — Offsetting Assets and Liabilities

In December 2011, the Financial Accounting Standards Board (FASB) issued new guidance that requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions executed under a master netting or similar arrangement.  The new guidance was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position.  The new guidance is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013.  The adoption of the new guidance will not have an impact on the Company’s consolidated financial position, results of operations, or cash flows.

Goodwill Impairment Testing

In September 2011, the FASB issued new guidance intended to simplify goodwill impairment testing.  The new guidance allows an entity to perform a qualitative assessment on goodwill impairment to determine whether a quantitative assessment is necessary.  When this guidance is adopted during the third quarter of 2012, which is the timing of our annual impairment testing, it is not expected that the adoption will have an impact on the Company’s consolidated financial position, results of operations, or cash flows.

Comprehensive Income

In June 2011, the FASB issued new guidance on the presentation of comprehensive income.  Specifically, the new guidance allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements.  While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance.  In December 2011, the FASB indefinitely deferred the guidance related to the presentation of reclassification adjustments.  This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011.  The adoption of the new guidance resulted in the addition of Comprehensive Income Attributable to Bemis Company, Inc. being presented on the Company’s consolidated statement of income.

Fair Value Measurements

In May 2011, the FASB issued new guidance to achieve common fair value measurement and disclosure requirements between U.S. Generally Accepted Accounting Principles (GAAP) and International Financial Reporting Standards.  This new guidance amends current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization and is effective for fiscal years and interim periods beginning after December 15, 2011.  The adoption of the new guidance in the first quarter of 2012 did not have an impact on the Company’s consolidated financial position, results of operations, or cash flows.

Note 3 — Facility Consolidation and Other Costs

During the fourth quarter of 2011, the Company initiated a facility consolidation program to improve efficiencies and reduce fixed costs.  As a part of this program, the Company announced the planned closure of five facilities, two of which were completed by early January 2012.  Most of the production from these five facilities will be transferred to other facilities.  The total estimated program costs of $83.4 million, the majority of which relate to our Flexible Packaging segment, include $29.1 million in employee costs, $33.5 million in fixed asset accelerated depreciation and write-downs, and $20.8 million in other facility consolidation costs.  The program is expected to be completed in the first half of 2013.

Charges associated with the facility consolidation and other costs totaled $8.3 million in the first quarter of 2012, including $1.2 million of employee-related costs including severance and other termination benefits, $5.9 million of fixed assets accelerated depreciation and write-downs, and $1.2 million of other exit costs including costs to move and reinstall equipment.  Cash payments in the first quarter of 2012 totaled $5.8 million for employee related costs and $2.2 million for fixed asset related and other exit costs, including costs to dismantle equipment.  Cash payments for the balance of 2012 are expected to be approximately $24 million.  The costs related to facility consolidation activities have been recorded on the consolidated statement of income as facility consolidation and other costs.

An analysis of facility consolidation and other costs, by reportable segment, follows:

		Fixed		Total Facility
	Employee	Asset	Other	Consolidation
(in thousands)	Costs	Related	Costs	and Other Costs
Reserve balance at December 31, 2011	$23,043	$—	$227	$23,270

Total net expense accrued
Flexible Packaging	1,106	5,906	1,246	8,258
Pressure Sensitive	16	—	—	16
Corporate	74	—	—	74

Utilization (cash payments or otherwise settled)
Flexible Packaging	(2,882)	(5,906)	(1,473)	(10,261)
Pressure Sensitive	(2,329)	—	—	(2,329)
Corporate	(605)	—	—	(605)
Reserve balance at March 31, 2012	$18,423	$—	$—	$18,423

Total facility consolidation and other costs incurred since the beginning of the program, by reportable segment, follows:

		Fixed		Total Facility
	Employee	Asset	Other	Consolidation
(in thousands)	Costs	Related	Costs	and Other Costs
Flexible Packaging	$24,216	$17,596	$1,380	$43,192
Pressure Sensitive	2,760	—	—	2,760
Corporate	519	234	—	753
Total costs incurred through March 31, 2012	$27,495	$17,830	$1,380	$46,705

Note 4 — Acquisitions

Shield Pack

On December 1, 2011, the Company acquired the common stock of Shield Pack, LLC, a Louisiana manufacturer of high barrier liners for bulk container packaging.  The acquisition supports new market applications for bulk liquids and other products requiring barrier packaging.  The preliminary purchase price of approximately $44.5 million was paid in cash and is subject to customary post-closing adjustments.  The preliminary purchase price allocation resulted in goodwill of approximately $24.9 million.  The preliminary fair value of assets and liabilities acquired was $56.2 million and $11.7 million, respectively.

Mayor Packaging

On August 1, 2011, the Company acquired Mayor Packaging, a privately-owned manufacturer of consumer and specialty flexible packaging including a manufacturing facility in Dongguan, China.  The acquisition supports the Company’s strategy to enhance its presence in the Asia-Pacific region.  The purchase price of approximately $96.7 million was financed with commercial paper and is subject to customary post-closing adjustments.  Under the terms of the agreement, the Company may be required to make additional payments to the sellers of up to $13 million over three years if certain conditions are met.  These payments are recorded as compensation expense within selling, general and administrative expenses in the period accrued based on the likelihood of achieving these milestones.  The allocation of the purchase price resulted in approximately $42.6 million of goodwill.  The fair value of assets and liabilities acquired was $116.8 million and $20.1 million, respectively.

Note 5 — Financial Assets and Financial Liabilities Measured at Fair Value

The fair values of the Company’s financial assets and financial liabilities listed below reflect the amounts that would be received to sell the assets or paid to transfer the liabilities in an orderly transaction between market participants at the measurement date (exit price).

The Company’s non-derivative financial instruments include cash and cash equivalents, accounts receivable, accounts payable, short-term borrowings, and long-term debt.  At March 31, 2012 and December 31, 2011, the carrying value of these financial instruments, excluding long-term debt, approximates fair value because of the short-term maturities of these instruments.

Fair value disclosures are classified based on the fair value hierarchy.  Level 1 fair value measurements represent exchange-traded securities which are valued at quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the reporting date.  Level 2 fair value measurements are determined using input prices that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.  Level 3 fair value measurements are determined using unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

The fair value measurements of the Company’s long-term debt, including current maturities, primarily represent exchange-traded securities which are valued at quoted prices (unadjusted) in active markets for identical assets that the Company has the ability to access as of the reporting date.  The carrying values and estimated fair values of long-term debt, including current maturities, at March 31, 2012 and December 31, 2011 follow:

	March 31, 2012		December 31, 2011
	Carrying	Fair Value	Carrying	Fair Value
(in thousands)	Value	(Level 2)	Value	(Level 2)
Total long-term debt	$1,564,649	$1,707,140	$1,567,532	$1,702,373

The fair values for derivatives are based on inputs other than quoted prices that are observable for the asset or liability.  These inputs include foreign currency exchange rates and interest rates.  The financial assets and financial liabilities are primarily valued using standard calculations / models that use as their basis readily observable market parameters.  Industry standard data providers are the primary source for forward and spot rate information for both interest rates and currency rates, with resulting valuations periodically validated through third-party or counterparty quotes.

	Fair Value	Fair Value
	As of	As of
	March 31, 2012	December 31, 2011
(in thousands)	(Level 2)	(Level 2)
Forward exchange contracts — net asset (liability) position	$3	$(3)
Interest rate swaps — net asset (liability) position	(3,632)	3,268

Note 6 — Derivative Instruments

The Company enters into derivative transactions to manage exposures arising in the normal course of business.  The Company does not enter into derivative transactions for speculative or trading purposes.  The Company recognizes all derivative instruments on the balance sheet at fair value.  Derivatives not designated as hedging instruments are adjusted to fair value through income.  Depending on the nature of derivatives designated as hedging instruments, changes in the fair value are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in shareholders’ equity through other comprehensive income until the hedged item is recognized.  Gains or losses, if any, related to the ineffective portion of any hedge are recognized through earnings in the current period.

The Company enters into forward exchange contracts to manage foreign currency exchange rate exposures associated with certain foreign currency denominated receivables and payables.  Forward exchange contracts generally have maturities of less than six months and relate primarily to major Western European currencies for the Company’s European operations, the U.S. dollar for the Company’s Brazilian operations, and the U.S. and Australian dollars for the Company’s New Zealand operations.  The Company has not designated these derivative instruments as hedging instruments.  At March 31, 2012, and December 31, 2011, the Company had outstanding forward exchange contracts with notional amounts aggregating $9.7 million and $9.8 million, respectively.  The net settlement amount (fair value) related to active forward exchange contracts is recorded on the balance sheet as either a current or long-term asset or liability and as an element of other operating (income) expense, net, which offsets the related transaction gains or losses.

The Company entered into currency swap contracts to manage changes in the fair value of U.S. dollar denominated debt held in Brazil.  The contracts effectively converted a portion of that debt to the functional currency of its Brazilian operation.  These currency swap contracts generally had maturities that matched the maturities of the underlying debt.  The Company had not designated these derivative instruments as hedging instruments.  There were no outstanding currency swap contracts as of March 31, 2012 and December 31, 2011.  The fair value related to swap contracts was recorded on the balance sheet as either a current or long-term asset or liability and as an element of other non-operating (income) expense, net, which offset the related transaction gains or losses.

The Company enters into interest-rate swap contracts to economically convert a portion of the Company’s fixed-rate debt to variable rate debt.  During the fourth quarter of 2011, the Company entered into four interest rate swap agreements with a total notional amount of $400 million.  These contracts were designated as hedges of the Company’s $400 million 4.50 percent fixed-rate debt due in 2021.  The variable rate for each of the interest rate swaps is based on the six-month London Interbank Offered Rate (LIBOR), set in arrears, plus a fixed spread.  The variable rates are reset semi-annually at each net settlement date.  The net settlement benefit to the Company, which is recorded as a reduction in interest expense, was $1.8 million for the first quarter of 2012.  The swap was not in place during the first quarter of 2011.  At March 31, 2012, the fair value of these interest rate swaps was $3.6 million, in the Bank’s favor, using discounted cash flow or other appropriate methodologies, and is included in other long-term liabilities and deferred credits with a corresponding decrease in long-term debt.  At December 31, 2011, the fair value of these interest rate swaps was $3.3 million, in the Company’s favor, using discounted cash flow or other appropriate methodologies, and is included in deferred charges and other assets with a corresponding increase in long-term debt.

The Company is exposed to credit loss in the event of non-performance by counterparties in forward exchange contracts, currency swaps, and interest-rate swap contracts.  Collateral is generally not required of the counterparties or of the Company.  In the event a counterparty fails to meet the contractual terms of a currency swap or forward exchange contract, the Company’s risk is limited to the fair value of the instrument.  The Company actively monitors its exposure to credit risk through the use of credit approvals and credit limits, and by selecting major international banks and financial institutions as counterparties.  The Company has not had any historical instances of non-performance by any counterparties, nor does it anticipate any future instances of non-performance.

The fair values, balance sheet presentation, and the hedge designation status of derivative instruments at March 31, 2012 and December 31, 2011 are presented in the table below:

		Fair Value	Fair Value
		As of	As of
(in thousands)	Balance Sheet Location	March 31, 2012	December 31, 2011
Asset Derivatives
Forward exchange contracts — not designated as hedge	Accounts receivable	$17	$57
Interest rate swaps — designated as hedge	Deferred charges and other investments	—	3,268
Total asset derivatives		$17	$3,325

Liability Derivatives
Forward exchange contracts — not designated as hedge	Accounts payable	$14	$60
Interest rate swaps — designated as hedge	Other long-term liabilities	3,632	—
Total liability derivatives		$3,646	$60

The income statement impact of derivatives not designated as hedging instruments for the years ended March 31, 2012 and 2011 are presented in the table below:

	Location of Gain (Loss)	Amount of Gain (Loss) Recognized in Income on Derivatives
	Recognized in Income	Three Months Ended
(in thousands)	on Derivatives	March 31, 2012	March 31, 2011
Forward exchange contracts	Other operating (income) expense, net	$524	$1,186
Currency swap contracts	Other non-operating (income) expense, net	—	(1,970)
Total		$524	$(784)

Note 7 — Inventories

Inventories are valued at the lower of cost, as generally determined by the first-in, first-out (FIFO) method, or market.  Inventory values using the FIFO method of accounting approximate replacement cost.  Inventories are summarized as follows:

	March 31,	December 31,
(in thousands)	2012	2011
Raw materials and supplies	$218,978	$225,263
Work in process and finished goods	462,293	420,795
Total inventories	$681,271	$646,058

Note 8 — Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill attributable to each reportable business segment follow:

	Flexible Packaging	Pressure Sensitive
(in thousands)	Segment	Materials Segment	Total
Reported balance at December 31, 2011	$996,038	$52,431	$1,048,469

Acquisition adjustments	567		567
Currency translation	6,446	159	6,605
Reported balance at March 31, 2012	$1,003,051	$52,590	$1,055,641

The components of amortized intangible assets follow:

	March 31, 2012		December 31, 2011
(in thousands)	Gross Carrying	Accumulated	Gross Carrying	Accumulated
Intangible Assets	Amount	Amortization	Amount	Amortization
Contract based	$20,949	$(13,496)	$20,793	$(13,571)
Technology based	91,788	(36,889)	91,269	(35,287)
Marketing related	26,643	(14,308)	26,304	(13,868)
Customer based	202,478	(57,792)	200,989	(54,154)
Reported balance	$341,858	$(122,485)	$339,355	$(116,880)

Amortization expense for intangible assets was $4.6 million and $4.5 million during the first three months of 2012 and 2011, respectively.  Estimated amortization expense for the remainder of 2012 is $13.4 million; $17.4 million for 2013; $16.3 million for 2014; and $16.0 million for each of the years 2015 through 2017.  The Company does not have any accumulated impairment losses.

Note 9 — Components of Net Periodic Benefit Cost

Benefit costs for defined benefit pension and other postretirement plans are shown below.  The funding policy and assumptions disclosed in the Company’s 2011 Annual Report on Form 10-K are expected to continue unchanged throughout 2012.

	For the Quarter Ended March 31,
	Pension Benefits		Other Benefits
(in thousands)	2012	2011	2012	2011
Service cost — benefits earned during the period	$3,679	$3,387	$90	$82
Interest cost on projected benefit obligation	8,499	8,865	96	98
Expected return on plan assets	(10,913)	(10,072)	—	—
Amortization of unrecognized transition obligation	59	61	—	—
Amortization of prior service cost	384	519	(160)	(187)
Recognized actuarial net (gain) or loss	7,065	5,856	(76)	(111)
Settlement loss	3,084	—	—	—
Net periodic benefit cost	$11,857	$8,616	$(50)	$(118)

In addition, defined contribution benefit plans expense was $5.6 million and $5.1 million for the three months ended March 31, 2012 and 2011, respectively.

Note 10 — Stock Incentive Plans

The Company’s 2007 (adopted in 2006) Stock Incentive Plan provides for the issuance of up to 6,000,000 shares of common stock to certain employees.  The plan expires 10 years after its inception, at which point no further stock options or performance units (commonly referred to as stock awards) may be granted.  As of March 31, 2012 and December 31, 2011, 4,136,897 and 4,378,338 shares were available for future grants under these plans.  Shares forfeited by an employee become available for future grants.

Stock Options

Stock options have not been granted since 2003, and all outstanding stock options are fully vested.  Stock options were granted at prices equal to fair market value on the date of the grant and are exercisable, upon vesting, over varying periods up to ten years from the date of grant.  Details of the exercisable stock options are presented in the table below:

	Aggregate		Per Share			Weighted-Average
	Intrinsic Value	Number of	Option Price			Exercise Price
	(in thousands)	Options	Range			Per Option
Exercisable at December 31, 2011	$402	77,440	$24.82	-	$26.95	$24.88
Exercised		(9,518)	$24.82	-	$26.95	$25.37
Exercisable at March 31, 2012	$508	67,922	$24.82			$24.82

The weighted-average remaining contractual life of the outstanding and exercisable options at March 31, 2012 was 0.8 years.

Stock Awards

Distribution of stock awards is made in the form of shares of the Company’s common stock on a one for one basis.  Distribution of the shares will normally be made not less than three years, nor more than six years, from the date of the stock award grant.  Stock awards for directors vest immediately.  All other stock awards granted under the plans are subject to restrictions as to continuous employment, except in the case of death, permanent disability, or retirement.  Approximately 48 percent of the stock awards granted in 2012 and 38 percent of stock awards granted in 2011 are also subject to the degree to which specified total shareholder return conditions are satisfied.  In addition, cash payments are made during the vesting period on the outstanding stock awards granted prior to January 1, 2010, equal to the dividend on the Company’s common stock.  Cash payments equal to dividends on awards made on or after January 1, 2010, will be distributed at the same time as the shares of common stock to which they relate.  The cost of the award is based on the fair market value of the stock on the date of grant and is charged to income over the requisite service period.  Total compensation expense related to stock incentive plans was $4.9 million and $4.7 million for the quarters ended March 31, 2012 and 2011, respectively.

As of March 31, 2012, the unrecorded compensation cost for stock awards was $36.9 million and will be recognized over the remaining vesting period for each grant which ranges between 2012 and 2016.  The remaining weighted-average life of all stock awards outstanding as of March 31, 2012, was 2.1 years.  These awards are considered equity-based awards and are therefore classified as a component of additional paid-in capital.

The following table summarizes all stock awards unit activity from December 31, 2011 to March 31, 2012:

	Aggregate
	Intrinsic Value	Number of
	(in thousands)	Stock Awards
Outstanding units granted at December 31, 2011	$86,970	2,891,298
Units Granted		238,994
Units Paid (in shares)		(195,968)
Units Canceled		(7,000)
Outstanding value and units granted at March 31, 2012	$94,523	2,927,324

Note 11 — Accumulated Other Comprehensive Income (Loss)

In the first quarter of 2012, the Company made a cumulative correction of an error related to the translation of its Argentina operations from its functional currency of the Argentinean peso into its reporting currency.  This resulted in a $2.1 million decrease in Property and Equipment, a $4.0 million decrease in Goodwill, with a corresponding offset to the foreign currency translation component of Accumulated Other Comprehensive Income (Loss).  This correction also decreased first quarter 2012 Comprehensive Income by $6.1 million.  This correction did not have a material impact on the Company’s current or previously issued consolidated financial statements.

The components of total other comprehensive income are as follows:

	For the Quarter Ended March 31,
(in thousands)	2012	2011
Comprehensive income (loss) attributable to Bemis Company, Inc.	$86,269	$86,555
Comprehensive income (loss) attributable to Noncontrolling interests	—	2,302
Total comprehensive income (loss)	$86,269	$88,857

The components of accumulated other comprehensive income (loss) are as follows as of:

	March 31,	December 31,
(in thousands)	2012	2011
Foreign currency translation	$164,687	$128,813
Pension and other postretirement liability adjustment, net of tax effect of $126,338 and $130,058	(213,132)	(219,689)
Unrecognized gain on derivative, net of deferred tax effect of $0 and $84	—	132
Accumulated other comprehensive income (loss)	$(48,445)	$(90,744)

Note 12 — Noncontrolling Interests

The remaining outstanding equity in American Plast S.A. was acquired by the Company during the first quarter of 2011 for approximately $0.4 million.  In accordance with current accounting guidance, the differences between the total consideration amounts paid and the noncontrolling interest adjustments were recorded as adjustments to capital in excess of par value. The following table summarizes the effects of changes in the Company’s ownership interest in its subsidiaries on the Company’s equity:

	Three Months Ended March 31,
(in thousands)	2012	2011
Net income attributable to Bemis Company, Inc.	$43,970	$51,210
Transfers to noncontrolling interests:
Decrease in Bemis Company, Inc.’s capital in excess of par value due to purchase of American Plast S.A. common shares	—	(170)
Net transfers to noncontrolling interests	—	(170)
Change from net income attributable to Bemis Company, Inc. and transfers to noncontrolling interests	$43,970	$51,040

Note 13 — Earnings Per Share Computations

In accordance with current accounting guidance, unvested share-based payment awards that contain nonforfeitable rights to receive dividends or dividend equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share.  Participating securities under this statement include a portion of the Company’s unvested employee stock awards, which receive nonforfeitable cash payments equal to the dividend on the Company’s common stock.  The calculation of earnings per share for common stock shown below excludes the income attributable to the participating securities from the numerator and excludes the dilutive impact of those awards from the denominator.

	Three Months Ended March 31,
(in thousands, except per share amounts)	2012	2011
Numerator
Net income attributable to Bemis Company, Inc.	$43,970	$51,210
Income allocated to participating securities	(537)	(759)
Net income available to common shareholders (1)	$43,433	$50,451

Denominator
Weighted average common shares outstanding — basic	103,077	107,142
Dilutive shares	631	353
Weighted average common and common equivalent shares outstanding — diluted	103,708	107,495
Per common share income
Basic	$0.42	$0.47
Diluted	$0.42	$0.47

		Three Months Ended March 31,
(in thousands, except per share amounts)		2012	2011
(1)	Basic weighted average common shares outstanding	103,077	107,142
	Basic weighted average common shares outstanding and participating securities	104,352	108,753
	Percentage allocated to common shareholders	98.8%	98.5%

Certain stock options and stock awards outstanding were not included in the computation of diluted earnings per share above because they would not have had a dilutive effect.  The excluded stock options and stock awards represented an aggregate of 117,997 shares at March 31, 2012.  There were no such options or shares outstanding at March 31, 2011.

Note 14 — Legal Proceedings

The Company is involved in a number of lawsuits incidental to its business, including environmental related litigation and routine litigation arising in the ordinary course of business.  Although it is difficult to predict the ultimate outcome of these cases, management believes, except as discussed below, that any ultimate liability would not have a material adverse effect on the Company’s consolidated financial condition or results of operations.

Environmental Matters

The Company is a potentially responsible party (PRP) pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (commonly known as “Superfund”) and similar state laws in proceedings associated with seventeen sites around the United States.  These proceedings were instituted by the United States Environmental Protection Agency and certain state environmental agencies at various times beginning in 1983.  Superfund and similar state laws create liability for investigation and remediation in response to releases of hazardous substances in the environment. Under these statutes, joint and several liability may be imposed on waste generators, site owners and operators, and others regardless of fault.  Although these regulations could require the Company to remove or mitigate the effects on the environment at various sites, perform remediation work at such sites, or pay damages for loss of use and non-use values, the Company  expects its liability in these proceedings to be limited to monetary damages. The Company expects its future liability relative to these sites to be insignificant, individually and in the aggregate.  The Company has reserved an amount that it believes to be adequate to cover its exposure.

São Paulo Tax Dispute

Dixie Toga Ltda., acquired by the Company on January 5, 2005, is involved in a tax dispute with the City of São Paulo, Brazil (the City).  The City imposes a tax on the rendering of printing services.  The City has assessed this city services tax on the production and sale of printed labels and packaging products.  Dixie Toga, along with a number of other packaging companies, disagree and contend that the city services tax is not applicable to its products and that the products are subject only to the state value added tax (VAT).  Under Brazilian law, state VAT and city services tax are mutually exclusive and the same transaction can be subject to only one of those taxes.  Based on a ruling from the State of São Paulo, advice from legal counsel, and long standing business practice, Dixie Toga appealed the city services tax and instead continued to collect and pay only the state VAT.

The City of São Paulo disagreed and assessed Dixie Toga the city services tax for the years 1991-1995.  The assessments for those years are estimated to be approximately $60.2 million at the date the Company acquired Dixie Toga, translated to U.S. dollars at the March 31, 2012 exchange rate.  Dixie Toga challenged the assessments and ultimately litigated the issue in two annulment actions filed on November 24, 1998 and August 16, 1999 in the Lower Tax Court in the city of São Paulo.  A decision by the Lower Tax Court in the city of São Paulo in 2002 cancelled all of the assessments for the years 1991-1995.  The City of São Paulo, the State of São Paulo, and Dixie Toga had each appealed parts of the lower court decision.  On February 8, 2010, the São Paulo Court of Justice issued a Decision in favor of Dixie Toga.  This Decision has been appealed by the City of São Paulo.  In the event of a successful appeal by the City and an adverse resolution, the estimated amount for these years could be substantially increased for additional interest, monetary adjustments and costs from the date of acquisition.

The City has also asserted the applicability of the city services tax for the subsequent years 1996-2001 and has issued assessments for those years for Dixie Toga and for Itap Bemis Ltda., a Dixie Toga subsidiary.  The assessments for those years were upheld at the administrative level and are being challenged by the companies.  The assessments at the date of acquisition for these years for tax and penalties (exclusive of interest and monetary adjustments) are estimated to be approximately $9.1 million for Itap Bemis and $29.2 million for Dixie Toga, translated to U.S. dollars at the March 31, 2012 exchange rate.  In the event of an adverse resolution, the estimated amounts for these years could be increased by $50.8 million for Itap Bemis and $147.9 million for Dixie Toga for interest, monetary adjustments and costs.

The 1996-2001 assessments for Dixie Toga are currently being challenged in the courts.  In pursuing its challenge through the courts, taxpayers are generally required, in accordance with court procedures, to pledge assets as security for its lawsuits.  Under certain circumstances, taxpayers may avoid the requirement to pledge assets.  Dixie Toga has secured a court injunction that avoids the current requirement to pledge assets as security for its lawsuit related to the 1996-2001 assessments.

The City has also asserted the applicability of the city services tax for the subsequent years 2004-2009.  The assessments issued by the City for these years have been received and are being challenged by the Company at the administrative level.  The assessments for tax, penalties, and interest are estimated to be approximately $49.1 million, translated to U.S. dollars at the March 31, 2012 exchange rate.

The Company strongly disagrees with the City’s position and intends to vigorously challenge any assessments by the City of São Paulo.  The Company is unable at this time to predict the ultimate outcome of the controversy and as such has not recorded any liability related to this matter.  An adverse resolution could be material to the consolidated results of operations and/or cash flows of the period in which the matter is resolved.

Brazil Investigation

On September 18, 2007, the Secretariat of Economic Law (SDE), a governmental agency in Brazil, initiated an investigation into possible anti-competitive practices in the Brazilian flexible packaging industry against a number of Brazilian companies including a Dixie Toga subsidiary.  The investigation relates to periods prior to the Company’s acquisition of control of Dixie Toga and its subsidiaries.  Given the preliminary nature of the proceedings, the Company is unable at the present time to predict the outcome of this matter.

Multiemployer Defined Benefit Pension Plans

The Company contributes to three multiemployer defined benefit pension plans based on obligations arising under collective bargaining agreements covering union-represented employees.  The Company does not directly manage these multiemployer pension plans, which are generally managed by boards of trustees, half of whom are appointed by the unions and the other half by employers contributing to the plans.  Based on the information provided by the plan administrators, the Company is aware that these plans are underfunded.  In addition, pension-related legislation requires underfunded pension plans to improve their funding ratios within prescribed intervals based on the level of their underfunding.  As a result, the Company expects its contributions to these plans to increase in the future.

Under current law regarding multiemployer defined benefit plans, a plan’s termination, the Company’s voluntary withdrawal, or the mass withdrawal of all contributing employers from any underfunded multiemployer pension plan would require the Company to make payments to the plan for the Company’s proportionate share of the multiemployer pension plan’s unfunded vested liabilities. Based on the information available from plan administrators, the Company estimates its share of withdrawal liability on its multiemployer pension plans to be approximately $34.0 million based on a voluntary withdrawal. This estimate excludes amounts for which the Company has recorded withdrawal liabilities as part of its facility consolidation and other costs program.  The majority of the plans in which the Company participates have a calendar year-end valuation date.  As such, the majority of the estimated withdrawal liability results from plans for which the valuation date was December 31, 2010.  Due to lack of current information, the Company believes that its current share of the withdrawal liability could materially differ from this estimate.  In addition, if a multiemployer defined benefit pension plan fails to satisfy certain minimum funding requirements, the IRS may impose a nondeductible excise tax of 5 percent on the amount of the accumulated funding deficiency for those employers contributing to the fund.

The Company recorded charges related to the partial withdrawal from the GCIU — Employee Retirement Fund in the fourth quarter of 2011 as part of the Company’s 2011 facility consolidation program. The expense recorded represents the Company’s best estimate of the expected settlement of these partial withdrawal liabilities.  While it is not possible to quantify the potential impact of future actions, further reductions in participation or withdrawal from these multiemployer pension plans could have a material impact on the Company’s consolidated annual results of operations, financial position, or cash flows.

Note 15 — Segments of Business

The Company’s business activities are organized around and aggregated into its two principal business segments, Flexible Packaging and Pressure Sensitive Materials, based on their similar economic characteristics, products, production process, types of customers, and distribution methods.  Both internal and external reporting conform to this organizational structure, with no significant differences in accounting policies applied.  Minor intersegment sales are generally priced to reflect nominal markups.  The Company evaluates the performance of its segments and allocates resources to them based on several factors including operating profit, which is defined as profit before general corporate expense, interest expense, other non-operating (income) expense, income taxes, and noncontrolling interests.  While there are similarities in selected technology and manufacturing processes utilized between the Company’s business segments, notable differences exist in products, application and distribution of products, and customer base.

A summary of the Company’s business activities reported by its two business segments follows:

	For the Quarter Ended March 31,
Business Segments (in millions)	2012	2011
Net Sales to Unaffiliated Customers:
Flexible Packaging	$1,160.4	$1,180.1
Pressure Sensitive Materials	145.6	145.3

Intersegment Sales:
Flexible Packaging	(0.9)	(0.7)
Pressure Sensitive Materials	(0.3)	(0.3)
Total net sales	$1,304.8	$1,324.4

	For the Quarter Ended March 31,
Business Segments (in millions)	2012	2011
Operating Profit and Pretax Profit:
Flexible Packaging operating profit	$116.2	$116.3
Flexible Packaging facility consolidation and other costs	(8.3)	—
Net Flexible Packaging operating profit	$107.9	$116.3
Pressure Sensitive Materials operating profit	9.7	9.9
General Corporate expenses	(29.1)	(23.0)
Operating income	88.5	103.2
Interest expense	20.5	18.3
Other non-operating (income) expense, net	0.1	1.8
Income before income taxes	$67.9	$83.1

	March 31,	December 31,
Business Segments (in millions)	2012	2011
Total Assets:
Flexible Packaging	$3,754.2	$3,687.6
Pressure Sensitive Materials	319.4	302.1
Total identifiable assets (1)	4,073.6	3,989.7
Corporate assets (2)	317.5	330.7
Total	$4,391.1	$4,320.4

(1)       Total assets by business segment include only those assets that are specifically identified with each segment’s operations.

(2)                     Corporate assets are principally cash and cash equivalents, prepaid expenses, prepaid income taxes, prepaid pension benefit costs, and corporate tangible and intangible property.